Exhibit(a)(1)(ix)

September 14, 2004

Offer to Purchase Common Shares of The Progressive Corporation

Notice to Holders of Vested Stock Options:

      The Progressive Corporation (the “Company”) has recently announced its offer to purchase up to 17,100,000 of its Common Shares, $1.00 par value, at a purchase price not greater than $88.00 nor less than $78.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 14, 2004 and in the related Letter of Transmittal (such documents and related materials, the “Tender Offer Documents”), which together, as may be amended or supplemented from time to time, constitute the tender offer. You may obtain copies of the Tender Offer Documents by calling Morrow & Co., Inc., the Information Agent for the tender offer, at (800) 607-0088.

      As a holder of vested stock options, you may wish to exercise some or all of your options that are vested on or before Thursday, October 14, 2004, and then tender the shares so acquired to the Company pursuant to the terms of the tender offer. Thursday, October 14, 2004 is the last day that you may exercise your vested options in order to tender the shares subject to such options in the tender offer. If you choose to exercise your options, you will need to either (i) exercise the option in a “buy and hold” transaction by paying in cash an amount equal to the exercise price for the shares plus any applicable federal, state or local taxes (in which case all of the shares will be delivered to you), or (ii) subject to any restrictions imposed by the Company’s Insider Trading Policy, exercise the option by selling a sufficient number of shares in the open market (i.e., a partial “cashless” exercise) to pay the exercise price and the taxes (in which case the remaining, or “net,” shares will be delivered to you). Once you have received your shares, you may follow the procedures for tendering your shares set forth in the Tender Offer Documents.

      Note that if you are subject to the Company’s Insider Trading Policy, you may not engage in an open market sale of the Company’s shares during a blackout period under the policy. This would preclude you from executing a partial “cashless” exercise during a blackout period. However, you may engage in a “buy and hold” exercise at any time, and you will be permitted to tender your shares in the tender offer notwithstanding a pending blackout period under the Insider Trading Policy. Under our current schedule (which is subject to change), the current blackout period ends at the close of trading today, September 14, 2004, and trading in the Company’s shares is then permitted until the markets close on September 24, 2004. The new blackout period will then go into effect from the close of trading on September 24, 2004 until trading opens on October 18, 2004. Please keep these blackout periods in mind as you plan any stock option exercises involving open-market sales of the Company’s shares.

      You will need to evaluate the Tender Offer Documents to determine if participation would be advantageous to you, based on, among other factors, your stock option exercise prices, the date of your stock option grants and the years left yet to exercise your options, the range of tender prices, and the provisions for pro rata purchases by the Company outlined in the tender offer. To obtain current details concerning your stock option grants, please access your account information at www.fidelity.com or contact Fidelity Stock Plan Services, LLC, the administrator of the Company’s stock option plans (“Fidelity”), at (800) 544-9354.

      Upon the terms and subject to the conditions of the tender offer, the Company will determine the lowest per share price, not greater than $88.00 nor less than $78.00 per share, that it will pay for shares validly tendered pursuant to the tender offer and not properly withdrawn, taking into account the number of shares so tendered and the prices specified by tendering shareholders. The Company will determine the lowest purchase price that will allow it to purchase 17,100,000 shares (subject to the Company’s right to purchase additional shares described below), or such lesser number of shares as are validly tendered and not properly withdrawn. If more than 17,100,000 shares are tendered in the tender offer at prices not greater than $88.00 and not less than $78.00 per share, the Company reserves the right to purchase up to an additional 2% of its outstanding shares, or approximately 4,400,000 shares, without extending the tender offer, subject to applicable legal requirements. The Company further reserves the right to select a higher per share purchase price, within the $78.00 to $88.00 range, if necessary to acquire the number of additional shares which it determines in its discretion to purchase. The Company’s election to purchase additional shares will not cause the purchase price to decrease, but the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase may still apply. In any event, the Company will acquire all shares acquired in the tender offer at the determined purchase price, regardless of whether the shareholder tendered at a lower price.

      You should note that if you exercise your options and tender those shares at a price which exceeds the purchase price that the Company determines, the Company will not purchase any of the shares that you have tendered. Likewise, if you tender shares at or below the purchase price, the Company may not purchase all of the shares that you have tendered if the tender offer is oversubscribed at that price, because the Company will apply the proration procedures described in the next paragraph. In either event, shares not repurchased by the Company will be promptly returned to you or to your broker after expiration of the tender offer, but you will not be able to rescind your stock option exercise. Accordingly, the Company strongly encourages you to discuss the tender offer with your tax advisor or broker. In addition, Morrow & Co., Inc., the Information Agent for the tender offer, will be available to assist in answering any questions you may have regarding the tender offer. Morrow & Co., Inc. can be reached toll free at (800) 607-0088. Fidelity will be available to assist in answering any questions you may have regarding the exercise of your stock options. Fidelity Stock Plan Services, LLC can be reached toll free at (800) 544-9354.

      Upon the terms and subject to the conditions of the tender offer, if more than 17,100,000 shares, or such greater number of shares as the Company may elect to purchase subject to applicable law, have been validly tendered and not properly withdrawn prior to the Expiration Date, at prices at or below the purchase price, the Company will purchase shares on the following basis:

•	First, all shares properly tendered and not properly withdrawn before the Expiration Date from all holders of an aggregate of fewer than 100 shares (“odd lots”) who (1) tender all shares owned beneficially or of record at a price at or below the purchase price (partial tenders will not qualify for this preference), and (2) complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery;

•	Second, subject to the conditional tender provisions described in the Offer to Purchase, all other shares tendered at or below the purchase price, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares; and

•	Third, only if necessary to permit the Company to purchase 17,100,000 shares (or such greater number of shares as the Company may elect to purchase subject to applicable law), the Company will select for purchase by it shares tendered at a price at or below the purchase price on the condition that at least a specified minimum number of such shares are purchased in the tender offer (for which the condition was not initially satisfied) and not properly withdrawn before the Expiration Date, to the extent feasible, by random lot. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares at or below the purchase price determined by the Company.

      If you decide to exercise any of your stock options, you must follow the stock option exercise procedures established by the Company and Fidelity. The tender offer will expire at 12:00 Midnight, New York City time, on Friday, October 15, 2004 (the “Expiration Date”) unless extended by the Company. If you do intend to exercise stock options in order to tender shares in the tender offer, you will need to exercise your options by 4:00 p.m., Thursday, October 14, 2004, New York City time, in order to obtain shares to tender by Friday, October 15, 2004 (the Expiration Date).

      The Board of Directors of the Company has approved the tender offer. However, none of the Company, its Board of Directors or J.P. Morgan Securities Inc., the Dealer Manager for the tender offer, makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares for purchase, or as to the price or prices at which shareholders should choose to tender their shares. Shareholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they should tender such shares.

      The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions whose laws require that the tender offer be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of the Company by J.P. Morgan Securities Inc., the Dealer Manager for the tender offer, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

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